FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 403rd Meeting of the Board of Directors, February 8, 2007

2.	Minutes of the 413th meeting of the Board of Directors, July 26, 2007

3.	Proposal of the Board of Directors to the Extraordinary General meeting of Stockholders, July 26, 2007

4.	Convocation – Extraordinary General Meeting of Stockholders, July 26, 2007

5.	CEMIG Minutes of Extraordinary General Meeting held on August 23, 2007

6.	CEMIG Distribuição S.A. Extraordinary Meeting of Stockholders opened on August 23, 2007 and resumed on September 12, 2007

7.	CEMIG Gereção e Transmissão S.A. Extraordinary Meeting of Stockholders opened on August 23, 2007 and resumed on September 12, 2007

8.	Second Convocation – Extraordinary General Meeting of Stockholders, July 26, 2007, October 2, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 403ª meeting of the Board of Directors

Date, time and place:	February 8th, 2007, at 2 p.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Wilson Nélio Brumer;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-	Approvals:

a)

In compliance with CVM (Brazilian Securities Commission) Instruction 371/2002, and in the context of the Company’s Long-Term Strategic Plan being maintained unchanged, the Board approved the Technical Feasibility Study of Companhia Energética de Minas Gerais – Cemig entitled Offsetting of Tax Credits, which forms the grounds and basis for the accounting posting of the deferred tax credits included in the financial statements for the year 2006.

	b)	The Board approved the minutes of this meeting.

II-	The Board authorized:

Signing of a Working Agreement with the municipality of Montes Claros (Minas Gerais), with Cemig D as consenting party, to go forward with Action 4 of the Five-Year Environment Plan, which aims to regularize the use of electricity, and discipline and discourage use of the owned or leased areas below the following aerial distribution and transmission lines in Vila Mauricéia, Montes Claros, Minas Gerais, the agreement to be in force for a period of sixty months: Montes Claros 1 – Santa Marta (69kV); Montes Claros 1 – Montes Claros (2.138kV)(LT1); and Montes Claros 1 – Montes Claros (2.138kV)(LT2). After signing, this Working Agreement must be submitted to Aneel for approval.

III -	The following spoke on general matters and business of interest to the Company:

the Vice-chairman;

	Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima and José Augusto Pimentel Pessôa;

	Superintendent:	Ricardo Luiz Diniz Gomes.

IV -	The following were present:

Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, Fernando Lage de Melo and Luiz Henrique de Castro Carvalho;

	Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond and Marcus Eolo de Lamounier Bicalho;

	Superintendent:	Ricardo Luiz Diniz Gomes;

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Minutes of the 413th meeting of the Board of Directors.

Date, time and place:	July 26, 2007, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Márcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                          The Board approved:

a)                 the revision of the Annual Budget for 2007;

b)                the proposal of Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Extraordinary General Meeting to be held on August 23, 2007, at 10 a.m., and in the absence of a quorum to make the second convocation of stockholders within the legal period, to deal with the changes in the bylaws referred to in item IV below; and

c)                  the minutes of this meeting.

II                     The Board authorized:

a)                 signature of a Personnel Assignment Working Agreement with the Integrated Development Institute (INDI), for sixty months, setting the number of employees at thirty-five, and limiting its value to the Annual Budget Proposal;

b)                signing of the Fifth Amendment to Contracts 4680003047-500, 4680003025-510 and 4680002698-530, signed with Cemig GT, Cemig D and the company Ticket Serviços Ltda., for a further eighteen months, in the period from August 9, 2007 to February 9, 2009, changing the period of validity of the contracts from forty two to sixty months and adapting the amount of the Contract;

c)                 payment in kind to FORLUZ, with Cemig D as consenting party, by transfer of a real estate property at Av. Barbacena, 1219, Belo Horizonte, Minas Gerais, to amortize part of CEMIG’s debt to that Entity;

d)                signing of an Amendment to the Private Purchase and Sale Commitment Contract for real estate property known as “Gleba B” of the formerly-named Vila dos Operadores, contiguous with the Jaguara hydroelectric plant reservoir, in Sacramento, Minas Gerais, arising from Competition MS/AS-MO6013/2006, suspending the periods for payment of the portions becoming due for a period of twelve months or until there is court judgment subject to no further appeal in the Action for Compensation for Compulsory Purchase, whichever shall occur earlier, and in the period of suspension of the payments interests and monetary adjustment as specified contractually shall apply;

e)                 signature of the Third Amendment to the Association Agreement to be signed with Gasmig, Petrobras and Gaspetro, the objective of which is substitution of the Lorena-Itajubá gas pipe line by the Paulínia-Jacutinga gas pipe line, alteration of the configuration of the “loops” of the Gasbel pipeline, updating of the configuration of the distribution network and the updating of the estimates of investments necessary for execution of the object of this amendment;

f)                   signing of the Amendment to Cemig Contract 4570008306 (formerly 4570005054) for Provision of Stockholder Services, with Banco Itaú S.A., changing the period of validity from sixty seven to seventy months and adjusting the total value of the contract, so as to avoid interruption in the provision of the service up to the finalization of the tender proceedings for new contracting of stockholder services;

g)                creation of a company to develop solutions for implementation and management of systems, having as its target public companies of the energy sector and holders of public services concessions, such a company to be an affiliate of Cemig, with the following stockholding composition: Cemig 49.00%; Concert Technologies S.A. 12.75%; Nansen S.A. Instrumentos de Precisão 12.75%; Leme Engenharia Ltda. 12.75%; and FIR Capital Partners Ltda. 12.75%; and also signing of the Stockholders’ Agreement with these partners, and further approval of the Bylaws of this new company and the paying up of the injections of capital to be made by Cemig; and,

h)                presentation of a preliminary non-binding proposal for the acquisition of up to 95.4% of the registered capital of a company located in Chile, holder of control of five electricity distribution companies and of an electricity transmission company, and negotiation of partnerships. The presentation of the partners and the final stockholding composition will be conditional upon approval by the Board of Directors.

III                 The Board canceled Board Decision (CRCA) 043/2007, which deals with a previous decision by this Board on signing of a Personnel Assignment Working Agreement with INDI, on May 31, 2007, which set the number of employees at twenty.

IV                The Board submitted the following changes in the Bylaws to the Extraordinary General Meeting of Stockholders:

1                        - To insert a second sub-paragraph in Clause One with the following drafting, and consequent renumbering of the sole sub-paragraph as sub-paragraph 1:

“Clause 1                                ...

§1                             The activities specified in this Clause may be exercised directly by Cemig or through companies constituted by it, or in which it may at any time have majority or minority stockholding interests, as intermediaries, upon decision by the Board of Directors, in accordance with State Laws 828 of December 14, 1951, 8655, of September 18, 1984, and 15290 of August 4, 2004.”.

§2                             The participation of the State of Minas Gerais in the decisions of the wholly-owned subsidiaries and companies controlled by the Company must be maintained, so as to preserve its status of controlling stockholder, in accordance with the Constitution of the State of Minas Gerais and the current legislation.”

2                        - For improved drafting and for technical reasons of law, to change the text of §§ 1, 2, 3, 4, and 5 of Clause 11 to the following:

“Clause 11-                    ...

§1                         The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the following exceptions: The Chief Energy Distribution and Sales Officer shall be a member of the Board only of the wholly-owned subsidiary Cemig Distribuição S.A. and the Chief Energy Generation and Transmission Officer shall be a member solely of the wholly-owned subsidiary Cemig Geração e Transmissão S.A.

§2                       The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and the other wholly-owned subsidiaries, jointly-controlled companies, affiliates, and consortia in which the Company has direct or indirect holdings, shall obey the terms of the company’s Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§3                         The Strategic Plan shall contain the long-term strategic planning, the bases, targets, objectives and results to be pursued and achieved by the company and its dividend policy, and must obey the commitments and requirements specified in § 5 below.

§4                         The Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, projections, activities, strategies, capital expenditure and expenses of the company and its wholly-owned subsidiaries, jointly-controlled subsidiaries, and affiliates, and the consortia in which it directly or indirectly participates, including the Multi-year Strategic Implementation Plan of the company and the Annual Budget, which must be approved by the Board of Directors.

§5                         In the administration of the company and the exercise of the right to vote in wholly-owned subsidiaries, jointly-controlled subsidiaries, affiliates and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)                  to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)                 to keep the consolidated ratio Net debt / (Net debt + Stockholders’ equity)  40% (forty per cent);

c)                  to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)                 to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)                  to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations;

f)                    to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)                 to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews. ...”;

3                      - To improve the drafting of paragraphs 2 and 4 of Clause 12, to the following:

“Clause 12

§ 2                    The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation.

...

§ 4                    The Boards of Directors of the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be composed of the members or substitute members elected to the Board of Directors of the company.

4                        - To change the drafting of Clause 17 to the following:

Clause 17:                           The Board of Directors shall have the following attributions:

a)                  to fix the general orientation of the company’s business;

b)                 to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)                  to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of their stockholders;

d)                 to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)                  to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, which  individually or jointly have value of R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, controlled companies, affiliates and in the consortia in which it participates;

f)                    to call the General Meeting of Stockholders;

g)                 to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)                 to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)                     to choose and to dismiss the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                     to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                     to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings and the signing of legal and out-of-court agreements in amounts of R$ 5,000,000.00 (five million Reais) or more;

m)               to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes,  and other instruments;

n)                 to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget;

o)                 to set the guidelines and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and in obedience to the Annual Budget approved;

p)                 to authorize the exercise of the right of preference and the stockholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliates and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders.

§ 1                    The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

5                      - To change the name of the Section II of Chapter IV to “The Executive Board”, to bring it into harmony with the bylaws, which always refer to that body by this name;

6                        - To change the name of the Chief Finance, Holdings and Investor Relations Officer’s Department to the Department of Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 18, to following:

Clause 18:                           The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; and a Chief New Business Development Officer.”;

…”

7                      - To change Paragraphs 3 and 4 of Clause 18 to improve the drafting and to re-establish that the annual paid leave of the Chief Officers shall be given by the Chief Executive Officer, whose own annual paid leave shall be given by the Board of Directors, and to revoke the restriction on payment for leave not taken, to the following drafting:

Clause 18…

§ 3                    The Executive Officers shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the company. They may at the same time hold and exercise non-remunerated positions in the management of the company’s wholly-owned subsidiaries, other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§ 4                    Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated into the subsequent year, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect which shall be granted to them by the Chief Executive officer, whose own leave shall be given by the Board of Directors.”;

8                        - To change the drafting of the head paragraph and the first sub-paragraph of Clause 19, to improve its drafting, as follows:

Clause 19:                         In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave may last, and, in the event of vacancy or prevention, until the post is filled by the Board of Directors.

§ 1                    If there is absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, until the post is filled by the Board of Directors. ...”;

9                        - To change the contents of Clause 21, to improve its drafting and to define the competencies of the Executive Board, to the following drafting:

Clause 21:                           The Executive Board is responsible for the current management of the company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                    The company’s Multi-year Strategic Implementation Plan shall reflect the company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)                  the Company’s strategies and actions, including any project related to its objects;

b)                 new investments and business opportunities, including those of the company’s wholly-owned subsidiaries, jointly-controlled subsidiaries and affiliates and the consortia in which it participates;

c)                  amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)                 the rates of return and profits to be obtained or generated by the company.

§ 2                    The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                    The company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4                       The following decisions shall require a vote by the Executive Board:

a)                  approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)                 examination, and submission to the Board of Directors, for approval, of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it.

c)                  examination and submission to the Board of Directors, for approval, of the Annual Budget, which shall reflect the Multi-year Strategic Implementation Plan in force at that time, and also any revisions thereof;

d)                 decision on remanaging of any investments or expenses specified in the Annual Budget which, individually or jointly, in a single financial year, have amounts less than R$ 5,000,000.00 (five million Reais), with the consequent adaptation of the targets approved, subject to obedience to the Multi-year Strategic Implementation Plan and the Annual Budget;

e)                  approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                    authorization of the Company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of the Company, based on the annual budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned or jointly-controlled subsidiaries, affiliates, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22;

g)                 approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, the statements of vote in General Meetings of Stockholders and in the meetings of the Boards of Directors of wholly-owned and jointly-controlled subsidiaries, affiliates and in the consortia in which the company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and the decisions must obey the provisions of these bylaws, the decisions of the Board of Directors, the Strategic Plan, and the Multi-year Strategic Implementation Plan;

h)                 authorization to initiate administrative tender proceedings and proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                     authorization to file legal actions and administrative proceedings, and to enter into Court and extra-judicial settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

j)                     authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                     approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

l)                     authorization of expenditure on personnel expenses and collective work agreements, subject to  the competency of the General Meeting of Stockholders, the guidelines and limits approved by the Board of Directors and the Annual Budget approved.

§ 5                    Actions necessary for the regular functioning of the company, agreement of contracts and other legal transactions shall be taken by the Chief Executive Officer,

jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6                    Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

10                - To change the drafting of Clause 22, to define the attributions of the Chief Officers, to the following drafting:

Clause 22:                             Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

a)                  to oversee and direct the work of the company;

b)                 to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)                  to represent the company in the Courts, actively and passively;

d)                 to sign, jointly with one of the Executive Officers, documents which bind the company;

e)                  to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)                    to hire and dismiss the company’s personnel;

g)                 to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman.

h)                 to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)                   to propose nominations of employees to hold management posts and positions on the audit boards of the wholly-owned or jointly-controlled subsidiaries, and on Fundação Forluminas de Seguridade Social – Forluz, after hearing the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for whom the provisions of Paragraph four of Clause 12 and Paragraph three of Clause 18 of these bylaws prevail.

II – To the Executive Vice-Chairman:

a)                  to substitute the Chief Executive Officer if he is absent, in leave, temporarily impeded, or has resigned or his post is vacant;

b)                 to promote improvement in the company’s social responsibility and sustainability policies;

c)                  to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)                 to co-ordinate the company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)                  to coordinate and put in place the maintenance of the Company’s quality control systems;

f)                    to promote the implementation of programs for the company’s technological development;

g)                 to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III- To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)                  to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                 to co-ordinate preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)                  to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)                 to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)                  to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)                    to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)                 to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                 to control the company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)                     to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                     to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)                     to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

m)               to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)                 to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)                 to take part in negotiations that involve the constitution and the alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)                   to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV- To the Chief Corporate Management Officer:

a)                  to ensure the provision of appropriate personnel to the company;

b)                 to decide the company’s human resources policy and to orient and promote its application;

c)                  to orient and conduct activities related to organizational studies and their documentation;

d)                 to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)                  to project, put in place and maintain the company’s telecommunications and information technology systems;

f)                    to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)                 to provide the company with infrastructure and administrative support resources and services;

h)                 to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)                     to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                     to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)                     to effect quality control of the material acquired and of the qualification of contracted service providers;

m)               to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)                 to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)                 to carry out corporate management and environmental action programs within the scope of this Department;

p)                 to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)                 to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Cemig Distribuição S.A. and of the Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                    to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)                  to present to the Executive Board the evaluations arising from the leadership succession development program put in place by the company,

to provide support for the decisions of the Executive Board on the appointments of employees for management positions.

V- To the Chief Distribution and Sales Officer:

a)                  to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution system;

b)                 to prepare the planning of the company’s distribution system;

c)                  to manage the implementation of the distribution facilities, including preparation and execution of planning, construction and assembly;

d)                 to operate and maintain the company’s systems of generation and transmission and the associated systems of supervision and long-distance control;

e)                  to manage the company’s Work Safety Policy in the ambit of his activities;

f)                    to formulate and implement the policies for serving the consumer served by this Department;

g)                 to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)                 to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                     to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                     to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                     to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)               to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI – To the Chief Energy Generation and Transmission Officer:

a)                  to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)                 to prepare the planning of generation and transmission;

c)                  to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)                  to develop and conduct hydro-meteorological activities of interest to the company;

f)                    to manage the operations arising from the interlinking of the company’s electricity transmission system with those of other companies, and also the connection of agents to the company’s basic network;

g)                 to represent the company in relations with the National System Operator (ONS), the Brazilian Association of Electricity Generators (Abragee), and the other entities representing the electricity generation and transmission sectors;

h)                 to manage the company’s central laboratories and workshops;

i)                     to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and deactivation of the generation and transmission facilities;

j)                     to propose and implement the measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the company’s transmission system;

l)                     to ensure the physical security of the generation and transmission facilities and managing the asset security of these facilities; +++the Company+++++

m)               to manage the company’s Work Safety Policy in the ambit of its activities;

n)                 to manage the implementation of expansion undertakings in generation, transmission and co-generation, arranging the planning, construction and assembly, and ensuring the physical and financial performance of these undertakings;

o)               to provide technical support to the negotiations for making possible the undertakings for expansion of generation, transmission and co-generation, and to participate in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VII – To the Chief Trading Officer:

a)                  to carry out research, studies and projections that are in the Company’s interest;

b)                 to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of electricity coming from the company’s own generation sources;

c)                  to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                   to coordinate the provision of services of intermediation of business related to the sale of electricity to any authorized agent;

e)                  to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

f)                    to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)                 to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

h)                 to identify, measure and manage the risks association with the trading of electricity;

i)                     to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                     to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

l)                     to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VIII – To the Chief New Business Development Officer:

a)                  to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)                 to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)                  to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)                 to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)                  to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                    to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)                 to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)                 to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

i)                     to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                     to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                     to accompany, within the company, the energy planning of the State of Minas Gerais.

§1                       The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the company.

§ 2                    As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3                    The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                    It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

11)            To change Clause 25, to adjust the attributions of the Audit Board, permitting assumption of the attributions required by the Sarbanes-Oxley Law, as follows:

“Clause 25                          The Audit Board has the attributions and competencies specified by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the company’s shares are listed and traded, in accordance with their regulations.”;

12)        To change the head paragraph of Clause 28, so that the Bylaws may govern distribution of profits or economic results to the employees and of profits to the managers, as follows:

“Clause 28                          The following shall be deducted from the result for the business year before any other allocation of economic results: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the shares in economic results to which employees and managers are entitled.”;

13)            To change the head paragraph and sub-paragraph 1 of Clause 29, to improve the drafting, as follows:

“Clause 29:                     The dividends shall be distributed in the following order:

a)                  The annual minimum dividend guaranteed to the preferred shares;

b)                 The dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.”

14- To exclude Sub-paragraphs 1 and 2 of Clause 30, which refer respectively to the competency of the Board of Directors to approve the Plan and to the Plan’s content, since these repeat what is already stated in other provisions of the Bylaws (respectively: Clause 17, “n”; and Clause 11, Sub-paragraphs 2 and 4);

15- To insert new Clauses 32 and 33, as follows:

“Clause 32: The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33:                             It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing of the managers in the profits of the company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976.”;

16- To renumber Clause 32, to be Clause 34;

17-                                        To renumber Clause 33 to be Clause 35, and to change its drafting, to introduce provision for the possibility of contracting of third party liability insurance for the company’s managers, to the following:

“Clause 35:                       The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1                    The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2                    The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3                      Any member of the Board of Directors or the Audit Board, or any Executive Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the company all the costs, expenses and losses caused to it.”

V-              The Board ratified:

a) assignment of the employee Ayres Augusto Álvares da Silva Mascarenhas to the Commercial Board of the state of Minas Gerais, through a Mutual Cooperation Assignment Working Agreement, for a period of sixty days, able to be extended for the same period, in force from May 18, 2007;

b) partial assignment of Ms. Letícia Vignoli Villela Magalhães, employee of Empresa de Infovias S.A., to Cemig, through an Employee Assignment Undertaking, for a period of one year from July 1, 2007;

c) signing of the Mutual  Cooperation Assignment Working Agreement with the Minas Gerais State Planning and Management Secretariat (Seplag), for assignment of the employee Adriano Magalhães Chaves, in effect from July 1, 2007, for one year, able to be extended for the same period; and,

d) Administrative Tender Proceedings (Competition MS/AS-MO6013/2006) for disposal to the winning bidder, the company Borá Agropecuária Ltda., the sole bidder, of a rural real estate property situated in the municipality of Sacramento, Minas Gerais, named “Gleba “B” “, consisting of a land site of 82.45 ha, and respective improvements,.

VI-          The Board re-ratified Administrative Pre-Qualification Proceeding – Competition MS/AS OS 4072, for contracting lawyers’ services, to adapt the Maximum Reference Values Table and Special Instructions for Payment, through signing of amendments to the contract in force, to provide for the remuneration of the services and diligences essential to the progress of the proceedings, an index of increase per km driven, and also the custody and maintenance of case files, there being no change in the global amounts already approved.

VII-      The matters related to the creation of a company to intermediate the trading of electricity, and consent to alteration of an early maturity clause in a private issue deed for non-convertible debentures, were withdrawn from the agenda.

VIII-                     The Board members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and Nohad Toufic Harati voted against approval of the matters mentioned in items IV and V, sub-items “a”, “b” and “c”.

IX-          The board member Wilton de Medeiros Daher

•              voted against approval of the matters relating to:

•            the procedure for disposal of a real estate property in Jaguara and signing of an amendment to the contract for purchase and sale of a real estate property in Jaguara, mentioned in items V, sub-clause “d”,  II, sub-clause “d”, above;

•            the signing of a personnel assignment agreement, a personnel assignment undertaking, and a personnel mutual cooperation assignment working agreement, referred to in  item V, sub-clauses “a” , “b” and “c”; and

•            the creation of a company to provide solutions for putting management systems in place, mentioned in item II, sub-clause “g”, above;

•            and voted with reservation on the changes to the Bylaws referred to in item IV, above.

X - The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;

Board Members:                                   Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, Nohad Toufic Harati, Marco Antonio Rodrigues da Cunha and Wilton de Medeiros Daher.

Directors:                                                                          Luiz Fernando Rolla and José Carlos de Mattos.

Superintendents:                                   Manoel Bernardino Soares and Pedro Carlos Hosken Vieira.

Analyst                                                                                 Álvaro Nelson Assis Araújo

The following were present:

Board Members:                                     Márcio Araújo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Nohad Toufic Harati, Fernando Henrique Schuffner Neto, Francisco de Assis Soares and Marco Antonio Rodrigues da Cunha;

Directors:                                                                         Luiz Fernando Rolla and José Carlos de Mattos.

Superintendents:                                  Manoel Bernardino Soares and Pedro Carlos Hosken Vieira;

Analyst:                                                                               Álvaro Nelson Assis Araújo

Secretary:                                                                        Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

PROPOSAL OF THE BOARD OF DIRECTORS

TO

THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Stockholders:

Whereas –

a)                                              the office of the Attorney General of the State of Minas Gerais has recommended that the Bylaws should ensure participation by the State in the decisions of the wholly-owned subsidiaries and companies controlled by Cemig, so as to preserve its condition of controlling stockholder, in accordance with the Constitution of the State of Minas Gerais and the current legislation;

b)                                             there is a need for restructuring of the distribution of competencies between the various management bodies of the company;

c)                                              there is a need, in particular, for adjustment of the attributions of the Audit Board, to permit it to assume the attributions demanded by the Sarbanes-Oxley Law;

d)                                           it is convenient that there should be provision in the Bylaws relating to the distribution of profits or results to the employees, and also of profits to the managers, in accordance with the limits to be fixed by the General Meeting of Stockholders to comply with Article 190 of Law 6404 of December 15, 1976, and the rulings of the Brazilian Securities Commission (CVM);

e)                                            a provision in the Bylaws governing distribution of profits or results is, also, necessary, as a means of tax planning, since it makes possible the deduction of profit shares distributed directly from profit and avoids infringement notices by the Federal Revenue Service, which has happened to the company precisely because of the absence of this provision;

f)                                                there is a need to introduce a provision for possibility of contracting third party liability insurance for the managers of the company, upon a proposal by its Board of Directors;

g)                                           there is a need for revision of several provisions of the Bylaws to make them more appropriate in formal and/or legal terms;

– the Board of Directors now proposes to submit to the Extraordinary General Meeting of Stockholders the following changes in the Bylaws:

1)	To insert a second paragraph in Clause 1, with the following drafting, the existing Sole paragraph becoming Sub-paragraph 1:

“Clause 1- ...

§1 -

The activities referred to in this clause may be carried out directly by Cemig or through companies constituted by it or in which it is or may in the future be a majority or minority stockholder, upon decision by the Board of Directors, in accordance with State Laws 828 of 14 December 1951, 8655 of 18 September 1984 and 15290 of 4 August 2004.

§ 2 –

The State of Minas Gerais shall participate in the decisions of the wholly-owned subsidiaries and the companies controlled by the company, so as to preserve its condition of controlling stockholder, under the Constitution of the State of Minas Gerais and the current legislation.”;

2)	To change the first, second, third, fourth and fifth sub-paragraphs of Clause 11, to improve the drafting and for technical legal reasons, to the following:

“Clause 11- ...

§ 1 -

The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the following exceptions: only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer’s Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer’s Department.

§ 2 -

The Board of Directors and the Executive Board, in the management of the company, and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. and the other wholly-owned subsidiaries, and companies controlled by the company or affiliated companies or consortia in which they have direct or indirect holdings, shall obey the provisions of the company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§ 3 –

The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 5 below.

§ 4 -

The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its wholly-owned subsidiaries, companies that it controls, affiliated companies, and the consortia in which it directly or indirectly participates, including the company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§ 5 -

In the administration of the company and the exercise of the right to vote in wholly-owned subsidiaries, companies that Cemig controls, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

	a)	to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

	b)	to keep the consolidated ratio (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)

to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)

to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)

to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations;

f)

to maintain the expenses of the subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews; and

	g)	to maintain the revenues of the subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews. ...”.

	3)	To improve the drafting of the second and fourth sub-paragraphs of Clause 12, to the following:

“Clause 12- ...

§ 2

The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force. (...)

§ 4

The Boards of Directors of the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be composed of the members or substitute members elected to the Board of Directors of the company.

4)	To change the drafting of Clause 17 to the following:

Clause 17: The Board of Directors shall have the following attributions:

a)	to fix the general orientation of the company’s business;

b)	to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)

to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)

to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)

to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, which individually or jointly amount to R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, companies that Cemig controls, affiliated companies and the consortia in which it participates;

f)	to call the General Meeting of Stockholders;

g)

to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)	to choose, annually, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)

to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)

to authorize, upon a proposal by the Executive Officers, the initiation of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 5,000,000.00 (five million Reais);

	m)	to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

	n)	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget and any alterations and revisions thereof;

o)

to set the governing guidelines and establish the limits, including financial limits, for expenditure on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders, and in obedience to the Annual Budget approved;

p)

to authorize the exercise of the right of preference or rights under a stockholders’ agreement or of voting in wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which Cemig participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency for deciding on these matters will be that of the General Meeting of Stockholders.

§ 1       The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

5)	To change the name of Section II of Chapter IV to “the Executive Board”, to bring it into harmony with the provisions of the Bylaws, which always refer to that body in this way;

6)

To change the name of the Chief Finance, Holdings and Investor Relations Officers’ Department to the Department of the Chief Officer for Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 18 to the following:

Clause 18-: The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Chief Corporate Management Officer, a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; and a Chief New Business Development Officer.”;

7)

To change sub-paragraphs 3 and 4 of Clause 18, to improve the drafting and to establish that the annual paid leave of the Chief Officers shall be granted to them by the Chief Executive Officer, whose own leave shall be granted by the Board of Directors, and, also, to revoke the restriction on payment of annual paid leave not taken, to the following drafting:

Clause 18...

§ 3

The Executive Officers shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the company. They may at the same time hold and exercise non-remunerated positions in the management of the company’s wholly-owned subsidiaries, companies controlled by Cemig, and affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§ 4

Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated into the subsequent year, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect, which shall be granted to them by the Chief Executive Officer, whose own leave shall be granted by the Board of Directors.”;

8)	To change the head paragraph and Sub-paragraph 1 of Clause 19 to improve the drafting, to the following:

Clause 19: In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave may last, and, in the event of vacancy, or of prevention from being able to exercise the function, until the post is filled by the Board of Directors.

§ 1

In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, until the post is filled by the Board of Directors, or for as long as the absence or leave lasts, and in the case of vacancy, impediment or resignation, until the post is filled by the Board of Directors. ... ”;

9)	To change Clause 21 to improve the drafting and to define the competencies of the Executive Board, to the following:

Clause 21: The Executive Board is responsible for the current management of the company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1

The company’s Multi-year Strategic Implementation Plan shall reflect the company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

	a)	the company’s strategies and actions, including any project related to its objects;

b)	the new investments and business opportunities, including those of the company’s wholly-owned subsidiaries and affiliates, and of the consortia in which it participates;

c)	the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)	the rates of return and profits to be obtained or generated by the company.

§ 2

The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3

The company’s Multi-year Strategic Plan and the Annual Budget shall be prepared based on the company’s Long-Term Strategic Plan and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4	The following decisions shall require a vote by the Executive Board:

a)	approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)

approval of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it and its submission to the Board of Directors;

c)	approval and submission to the Board of Directors of the Annual Budget, which shall reflect the Multi-year Strategic Implementation Plan at that time in effect, and revisions to it;

d)

decision on rescheduling or rearrangement of investments or expenses specified in the Annual Budget which individually or jointly amount, in a single business year, to less than R$ 5,000,000.00 (five million Reais), with consequent re-adjustment of the targets approved, subject to the Multi-year Strategic Implementation Plan and the Annual Budget;

e)

approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)

authorization of the company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of Cemig, based on the annual budget approved, which individually or in aggregate have values less than

R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which it participates, subject to the provision of sub-clause “p” of sub-item IV of Clause 22;

g)

approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the casting of votes in the General Meetings of Stockholders and in the meetings of the Boards of Directors of the wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which the company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency for decision on these matters will be that of the General Meeting of Stockholders, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)

authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)	authorization to file legal actions and administrative proceedings, and to enter into Court and extra-judicial settlements, for amounts less than R$ 5,000,000.00 (five million Reais); and

j)	authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)	approval of the nominations of employees to hold management posts in the company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

m)

authorization of expenditure on personnel expenses and collective work agreements, after authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and the limits approved by the Board of Directors and the Annual Budget approved.

§ 5

Actions necessary for the regular functioning of the company, agreement of contracts and other legal transactions shall be taken by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6

Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

10)	To change Clause 22, for definition of the attributions of the Chief Officers, to the following:

Clause 22: Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

a)	to oversee and direct the work of the company;

b)	to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)	to represent the company in the Courts, actively and passively;

d)	to sign, jointly with one of the Executive Officers, documents which bind the company;

e)	to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)	to hire and dismiss the company’s personnel;

g)

to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman;

h)	to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for posts of Superintendent of the company;

i)

to propose the appointments to management positions and the Audit Boards of the wholly-owned subsidiaries, companies controlled by Cemig, and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of paragraph 4 of Clause 12 and the third sub-paragraph of Clause 18 of these Bylaws prevail.

II – To the Executive Vice-Chairman:

a)	to substitute the Chief Executive Officer when he is absent, on leave, temporarily impeded, or has resigned or the position is vacant;

b)	to work for improvement of the company’s social responsibility and sustainability policies;

c)	to set the policies and guidelines for the sustainability, and social responsibility, the environment, technological development, alternative energy sources and technical standardization;

d)	to co-ordinate the company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)	to coordinate and put in place the maintenance of the company’s quality control systems;

f)	to promote the implementation of programs for the company’s technological development;

g)	to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III - To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)

to provide the financial resources necessary for the operation and expansion of the company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financings, and the related services;

b)	to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)	to arrange for economic and financial valuation of the company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)	to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)	to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)	to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)	to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Plan and Annual Budget;

h)	to control the company’s registered capital, decide policy for its shares, and for corporate governance, and to suggest dividend policy;

i)	to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, with the National Electricity Agency, Aneel;

j)

to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated;

l)	to represent the company to the CVM , the stock exchanges and other entities of the capital markets;

m)

to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)

to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the company participates;

o)	to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)

to coordinate the processes of sale of stockholdings owned by the company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV- To the Chief Corporate Management Officer:

a)	to ensure the provision of appropriate personnel to the company;

b)	to decide the company’s human resources policy and to orient and promote its application;

c)	to orient and conduct activities related to organizational studies and their documentation;

d)	to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)	to project, put in place and maintain the company’s telecommunications and information technology systems;

f)	to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)	to provide the company with infrastructure and administrative support resources and services;

h)	to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)

to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)	to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)	to effect quality control of the material acquired and of the qualification of contracted service providers;

m)	to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)

to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)	to conduct corporate management programs and environmental actions within the ambit of this Chief Officer’s Department;

p)

to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais);

q)

to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)

to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, the appointments of employees to the Union Negotiation Committee, and also the designation of their Coordinator;

s)

to present to the Executive Board the evaluations arising from the leadership succession development program implanted by the company, to provide support for the decisions of the Executive Board on the appointments of employees for management positions.

V- To the Chief Distribution and Sales Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution systems;

b)	to prepare the planning of the company’s distribution system;

c)	to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)	to operate and maintain the electricity distribution system and the associated supervision and remote control systems;

e)	to manage the company’s Work Safety Policy in the ambit of its activities;

f)	to formulate and implement the policies for serving the consumer served by this Department;

g)	to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)	to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)	to represent the company in the Brazilian Electricity Distributors’ Association (Abinee) and with other entities of the distribution sector;

l)	to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)

to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI – To the Chief Energy Generation and Transmission Officer:

a)	to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)	to prepare the planning of generation and transmission;

c)	to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)	to develop and conduct hydro-meteorological activities of interest to the company;

f)	to manage the operations arising from the interlinking of the company’s electricity transmission system with those of other companies, and also the connection of agents to the company’s basic network;

g)

to represent the company in relations with the National System Operator (ONS), the Brazilian Association of Electricity Generators (Abragee), and the other entities representing the electricity generation and transmission sectors;

h)	to manage the company’s central laboratories and workshops;

i)	to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and deactivation of the generation and transmission facilities;

j)	to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the company’s transmission system;

l)	to ensure the physical security of the generation and transmission facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)	to manage the company’s Work Safety Policy in the ambit of its activities;

n)

to manage the implementation of expansion undertakings in generation, transmission and co-generation, arranging the planning, construction and assembly, and ensuring the physical and financial performance of these undertakings;

o)

to provide technical support to the negotiations for making possible the undertakings for expansion of generation, transmission and co-generation, and to participate in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VII – To the Chief Trading Officer:

a)	to carry out research, studies and projections of interest to the company;

b)	to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of electricity coming from the company’s own sources;

c)	to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)	to coordinate the provision of services of intermediation of business related to the sale of electricity to any authorized agent;

e)

to represent the company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the company in relations with the other entities trading electricity;

f)	to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)

to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

h)	to identify, measure and manage the risks association with the trading of electricity;

i)	to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)	to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

l)	to manage the trading, in coordination with the Chief New Business Development Officer, of the company’s carbon credits.

VIII – To the Chief New Business Development Officer:

a)

to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)

to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)

to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)	to coordinate the participation of the company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)	to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)	to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)	to consolidate the planning of expansion of the generation, transmission and distribution systems;

	h)	to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

	i)	to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

	j)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

	l)	to accompany and participate in the energy planning of the State of Minas Gerais.

§1 –

The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the company.

§ 2

As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the company.

§ 3

The projects developed by the company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4

It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the company.”;

	11)	To change Clause 25, to adjust the attributions of the Audit Board, permitting assumption of the attributions required by the Sarbanes-Oxley Law, as follows:

“Clause 25 – The Audit Board has the attributions and competencies specified by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the company’s shares are listed and traded, in accordance with their regulations.”;

12)		To change the head paragraph of Clause 28, so that the Bylaws may govern distribution of profits or economic results to the employees and of profits to the managers, as follows:

“Clause 28 – The following shall be deducted from the result for the business year before any other allocation of economic results: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the shares in economic results to which employees and managers are entitled.”;

13)	To change the head paragraph and sub-paragraph 1 of Clause 29, to improve the drafting, as follows:

Clause 29: The dividends shall be distributed in the following order:

	a)	The annual minimum dividend guaranteed to the preferred shares;

	b)	The dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

14)

To exclude Sub-paragraphs 1 and 2 of Clause 30, which refer respectively to the competency of the Board of Directors to approve the Plan and to the Plan’s content, since these repeat what is already stated in other provisions of the Bylaws (respectively: Clause 17, “n”; and Clause 11, Sub-paragraphs 2 and 4);

15)	To insert new Clauses 32 and 33, as follows:

“Clause 32: The employees have the right to a share in the profits or results of the company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33 – It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing of the managers in the profits of the company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976.”;

16)	To renumber the former Clause 32, to be Clause 34;

17)

To renumber the former Clause 33 to be Clause 35, and to change its drafting, to introduce provision for the possibility of contracting of third party liability insurance for the company’s managers, to the following drafting:

“Clause 35 – The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1	The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2

The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3 -

Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the company all the costs, expenses and losses caused to it.”.

As can be seen, the purpose of this proposal is to meet the legitimate interests of the stockholders and of the company, and for this reason the Board of Directors hopes that it will be approved by you, the stockholders.

Belo Horizonte, July 26, 2007

Marcio Araujo de Lacerda	Francelino Pereira dos Santos

Chairman	Member

Djalma Bastos de Morais	Maria Estela Kubitschek Lopes

Vice-Chairman	Member

Aécio Ferreira da Cunha	Wilson Nélio Brumer

Member	Member

Alexandre Heringer Lisboa	Wilton de Medeiros Daher

Member	Member

Antônio Adriano Silva

Member

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on August 23, 2007 at 10 a.m. at the company’s head office, Avenida Barbacena 1200, 18th Floor, Minas Gerais, Brazil, to decide on the following changes in the bylaws:

1-

Insertion of a second Sub-paragraph in Clause 1, to ensure participation by the controlling stockholder, the State of Minas Gerais, in the decisions of the wholly-owned subsidiaries and companies controlled by the company, with the following drafting, the existing Sole paragraph becoming Sub-paragraph 1.

2-	Change in Sub-paragraphs 1, 2, 3, 4 and 5 of Clause 11, and also in Sub-paragraphs 1 and 4 of Clause 12, to improve the drafting and for technical legal reasons.

3-

Change in Clause 17 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of distribution and transmission services.

4-	Change in the header of Section II of Chapter IV to “the Executive Board”, to harmonize it with rest of the Bylaws, which always refer to that body by this name.

5-	Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

6-	Consequent change in the Head Paragraph of Clause 18, as a result of the above-mentioned change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

7-

Change in Paragraphs 3 and 4 of Clause 18 to improve the drafting and to re-define the competency of concession of annual paid leave of the Chief Officers, and to revoke the restriction on payment of time of leave not used.

8-	Change in the Head Paragraph of Clause 19 and its first sub-paragraph to improve the drafting.

9-	Change in Clause 21 to improve the drafting, to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department and to define the attributions of the Executive Board.

10-	Change in Clause 22 to define the attributions of the members of the Executive Board.

11-	Change in Clause 25, for better expression of the attributions of the Audit Board, permitting assumption of the attributions demanded by the Sarbanes-Oxley law.

12-	Change in the head paragraph of Clause 28, for tax optimization.

13-	Change in the head paragraph of Clause 29, to improve the drafting.

14-	Exclusion of paragraphs 1 and 2 of Clause 30, since the preparation of the Long-term Strategic Plan and its content is already included in the attributions of the Board of Directors.

15-

Insertion of new Clauses numbered 32, to ensure sharing by the employees in the companies’ profits or results, and 33, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

16-

Consequent re-numbering of the present Clauses 32 – to be 34; and 33 – to be 35; and their alteration to improve the drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing, preferably by August 20, 2007, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, July 26, 2007.

Marcio Araújo de Lacerda

Chairman of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 23, 2007.

On August 23, 2007, at 10 a.m., stockholders of Companhia Energética de Minas Gerais – Cemig as recorded in the Stockholders’ Attendance Book (where all signed and made the required statements) attended for the Extraordinary General Meeting, at first convocation, at Av. Barbacena 1200, 18th floor, in Belo Horizonte, Minas Gerais State, Brazil. The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli, Joint General Attorney of the State, in accordance with the legislation. Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s General Secretariat Office, stated that there was no quorum for holding of the Extraordinary General Meeting, since stockholders representing two-thirds of the shares carrying the right to vote were not present; and that a new Extraordinary General Meeting would be called, by second convocation, with the same agenda, at an appropriate time. There being no further business, these minutes were written, debated, submitted to a vote, and approved by those present. For the record, I, Anamaria Pugedo Frade Barros, drafted and now sign these minutes together with the others.

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001-16

Extraordinary General Meeting of Stockholders
opened on August 23, 2007
and resumed on September 12, 2007

The Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. (“Cemig D”) begun on August 23, 2007 and resumed on September 12, 2007 decided to adjourn its proceedings since the changes to the Bylaws proposed to that meeting by the Board of Directors reflect the Bylaws of Companhia Energética de Minas Gerais (“Cemig”), and because the Extraordinary General Meeting of Stockholders of Cemig held to decide on changes to the Bylaws, on 2nd convocation, has not yet been held.

The proceedings of the Extraordinary General Meeting of Stockholders of Cemig D are now scheduled to be resumed at 1 p.m. on October 17, 2007, for the purpose of making the Bylaws of Cemig D compatible with such changes to the Bylaws of Cemig as may be approved by the stockholders of Cemig.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ  06.981.176/0001-58 – NIRE 31300020550

Extraordinary General Meeting of Stockholders
opened on August 23, 2007
and resumed on September 12, 2007

The Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”) begun on August 23, 2007 and resumed on September 12, 2007 decided to adjourn its proceedings since the changes to the Bylaws proposed to that meeting by the Board of Directors reflect the Bylaws of Companhia Energética de Minas Gerais (“Cemig”), and because the Extraordinary General Meeting of Stockholders of Cemig held to decide on changes to the Bylaws, on 2nd convocation, has not yet been held.

The proceedings of the Extraordinary General Meeting of Stockholders of Cemig GT are now scheduled to be resumed at 5 p.m. on October 17, 2007, for the purpose of making the Bylaws of Cemig GT compatible with such changes to the Bylaws of Cemig as may be approved by the stockholders of Cemig.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

SECOND CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders, in second convocacion, to be held on October 17, 2007 at 10:30 a.m. at the company’s head office, Avenida Barbacena 1200, 18th Floor, Minas Gerais, Brazil, to decide on the following changes in the bylaws:

1-

Insertion of a second Sub-paragraph in Clause 1, to ensure participation by the controlling stockholder, the State of Minas Gerais, in the decisions of the wholly-owned subsidiaries and companies controlled by the company, with the following drafting, the existing Sole paragraph becoming Sub-paragraph 1.

2-	Change in Sub-paragraphs 1, 2, 3, 4 and 5 of Clause 11, and also in Sub-paragraphs 1 and 4 of Clause 12, to improve the drafting and for technical legal reasons.

3-

Change in Clause 17 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of distribution and transmission services.

4-	Change in the header of Section II of Chapter IV to “the Executive Board”, to harmonize it with rest of the Bylaws, which always refer to that body by this name.

5-	Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

6-	Consequent change in the Head Paragraph of Clause 18, as a result of the above-mentioned change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

7-

Change in Paragraphs 3 and 4 of Clause 18 to improve the drafting and to re-define the competency of concession of annual paid leave of the Chief Officers, and to revoke the restriction on payment of time of leave not used.

8-	Change in the Head Paragraph of Clause 19 and its first sub-paragraph to improve the drafting.

9-	Change in Clause 21 to improve the drafting, to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department and to define the attributions of the Executive Board.

10-	Change in Clause 22 to define the attributions of the members of the Executive Board.

11-	Change in Clause 25, for better expression of the attributions of the Audit Board, permitting assumption of the attributions demanded by the Sarbanes-Oxley law.

12-	Change in the head paragraph of Clause 28, for tax optimization.

13-	Change in the head paragraph of Clause 29, to improve the drafting.

14-	Exclusion of paragraphs 1 and 2 of Clause 30, since the preparation of the Long-term Strategic Plan and its content is already included in the attributions of the Board of Directors.

15-

Insertion of new Clauses numbered 32, to ensure sharing by the employees in the companies’ profits or results, and 33, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

16-

Consequent re-numbering of the present Clauses 32 – to be 34; and 33 – to be 35; and their alteration to improve the drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing, preferably by October 15, 2007, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, October 02, 2007.

Marcio Araújo de Lacerda

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer and Investor Relations Officer

Date: October 16, 2007